EXHIBIT 99.52

FOR IMMEDIATE RELEASE                                     [ADT LOGO]

ADT Limited ("ADT")                                    Press Release

ADT MAILS PROXY STATEMENT TO ITS SHAREHOLDERS SOLICITING
PROXIES IN OPPOSITION TO WESTERN RESOURCES
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Hamilton, Bermuda, April 29, 1997 -- ADT Limited (NYSE-ADT) announced today that it has mailed a proxy statement to ADT shareholders relating to the Special General Meeting called for July 8, 1997.

ADT is soliciting proxies from its shareholders in opposition to Western Resources' proposals to remove the entire ADT board of directors and replace them with two of Western's own employees.

Commenting, Mr. Michael A. Ashcroft, Chairman and Chief Executive Officer of ADT, said:

"ADT sees no merit whatsoever in Western's unsolicited proposals and, indeed, has noted the significant reduction in Western's first quarter earnings per share, its increased debt load and the continuing erosion in its dividend cover. This is not a pretty picture".

ADT will, in the near future be convening a separate meeting to approve certain matters relating to the agreed transaction between ADT and Tyco, which the ADT board unanimously believes to be in the best interests of ADT shareholders, and will be distributing a joint proxy statement / prospectus to shareholders in due course.

ADT, through its subsidiaries, is the largest provider of electronic security services in North America and the United Kingdom, providing continuous monitoring of commercial and residential security systems to over 1.8 million customers.

Contact:
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ADT, Inc.
561-988-3600

Note:
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